UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FISKER INC.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

33813J106

(CUSIP Number)

March 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 33813J106

1.	Names of Reporting Persons MOORE CAPITAL MANAGEMENT, LP
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 10,188,958
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,188,958
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,188,958
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 5.1%
12.	Type of Reporting Person (See Instructions) PN; IA

CUSIP NO. 33813J106

1.	Names of Reporting Persons MMF LT, LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 10,188,958
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,188,958
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,188,958
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 5.1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 33813J106

1.	Names of Reporting Persons MOORE GLOBAL INVESTMENTS, LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 10,188,958
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,188,958
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,188,958
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 5.1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 33813J106

1.	Names of Reporting Persons MOORE CAPITAL ADVISORS, L.L.C.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 10,188,958
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,188,958
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,188,958
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 5.1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 33813J106

1.	Names of Reporting Persons LOUIS M. BACON
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 10,188,958
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,188,958
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,188,958
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 5.1%
12.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to Schedule 13G is being filed because the original Schedule 13G was filed under the incorrect CIK for the Issuer. This Amendment No. 1 also updates the percentages of beneficial ownership reported to reflect an updated number of shares of Class A Common Stock outstanding disclosed by the Issuer.

Item 1(a).	Name of Issuer:

Fisker Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

1888 Rosecrans Avenue
Manhattan Beach, CA 90266

Item 2(a).	Name of Person Filing

This statement is being filed (1) by Moore Capital Management, LP, a Delaware limited partnership (“MCM”), (2) by MMF LT, LLC, a Delaware limited liability company (“MMF”), (3) by Moore Global Investments, LLC, a Delaware limited liability company (“MGI”), (4) by Moore Capital Advisors, L.L.C., a Delaware limited liability company (“MCA”) and (5) by Louis M. Bacon (“Mr. Bacon”), a United States citizen, in his capacity as chairman, chief executive officer and director of MCM. MCM, as the investment manager of MMF, has voting and investment control over the shares held by MMF. MGI and MCA are the sole owners of MMF. Mr. Bacon is the indirect majority owner of and controls MCM and its general partner, MCA, and is the indirect majority owner of MMF. This statement relates to Shares (as defined below) held by MMF. Each of MCM, MMF, MGI, MCA and Mr. Bacon, in the capacities set forth above, may be deemed to be the beneficial owner of Shares, as applicable.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of each of MCM, MMF, MGI, MCA and Mr. Bacon is located at 11 Times Square, 39th Floor, New York, New York 10036.

Item 2(c).	Citizenship:

i) MCM is a Delaware limited partnership;

ii) MMF is a Delaware limited liability company;

iii) MGI is a Delaware limited liability company;

iv) MCA is a Delaware limited liability company; and

v) Mr. Bacon is a United States citizen.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.00001 par value per share (the “Shares”).

Item 2(e).	CUSIP Number:

33813J106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

MMF directly holds and beneficially owns 10,188,958 Shares. As of the date hereof, each of MCM, MGI, MCA and Mr. Bacon may be deemed to be the beneficial owner of the 10,188,958 Shares held by MMF.

Item 4(b).	Percent of Class:

As of the date hereof, each of MCM, MMF, MGI, MCA and Mr. Bacon may be deemed to be the beneficial owner of approximately 5.1% of the Issuer’s outstanding Shares, based on 197,879,896 Shares outstanding as of April 10, 2023, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 27, 2023.

Item 4(c).	Number of shares as to which such person has:

	MCM
	(i)	Sole power to vote or direct the vote	10,188,958
	(ii)	Shared power to vote or to direct the vote	0
	(iii)	Sole power to dispose or to direct the disposition of	10,188,958
	(iv)	Shared power to dispose or to direct the disposition of	0
	MMF
	(i)	Sole power to vote or direct the vote	10,188,958
	(ii)	Shared power to vote or to direct the vote	0
	(iii)	Sole power to dispose or to direct the disposition of	10,188,958
	(iv)	Shared power to dispose or to direct the disposition of	0
	MGI
	(i)	Sole power to vote or direct the vote	10,188,958
	(ii)	Shared power to vote or to direct the vote	0
	(iii)	Sole power to dispose or to direct the disposition of	10,188,958
	(iv)	Shared power to dispose or to direct the disposition of	0

MCA
(i)	Sole power to vote or direct the vote	10,188,958
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	10,188,958
(iv)	Shared power to dispose or to direct the disposition of	0
Mr. Bacon
(i)	Sole power to vote or direct the vote	10,188,958
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	10,188,958
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the reporting persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 27, 2023	MOORE CAPITAL MANAGEMENT, LP

	By:	/s/ James E. Kaye
James E. Kaye
Vice President

Date: April 27, 2023	MMF LT, LLC

	By:	/s/ James E. Kaye
James E. Kaye
Vice President

Date: April 27, 2023	MOORE GLOBAL INVESTMENTS, LLC

By: Moore Capital Management, LP

	By:	/s/ James E. Kaye
James E. Kaye
Vice President

Date: April 27, 2023	MOORE CAPITAL ADVISORS, L.L.C.

	By:	/s/ James E. Kaye
James E. Kaye
Vice President

Date: April 27, 2023	LOUIS M. BACON

	By:	/s/ James E. Kaye
James E. Kaye
Attorney-in-Fact

EXHIBIT INDEX

A.	Joint Filing Agreement, dated as of April 27, 2023, by and between Moore Capital Management, LP, MMF LT, LLC, Moore Global Investments, LLC, Moore Capital Advisors, L.L.C. and Louis M. Bacon.

B.	Power of Attorney, dated as of February 10, 2022, granted by Louis M. Bacon in favor of James E. Kaye and James Danza